Exhibit 99.1
Certification of CEO and CFO
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Ainsworth Lumber Co. Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Brian Ainsworth, as Chief Executive Officer of the Company, and Jim Logan, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

     (1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ Brian Ainsworth

Brian Ainsworth
Chief Executive Officer
May 16, 2003

By: /s/ JAMES LOGAN

James Logan
Senior Vice President and Chief Financial Officer

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.